SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 10, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

Enclosure:     GENERAL ELECTRIC ANNOUNCED THE LAUNCH OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

SIGNATURES
GENERAL ELECTRIC LAUNCHES THE TENDER OFFER TO ACQUIRE INSTRUMENTARIUM
APPENDIX 1 TERMS AND CONDITIONS OF THE TENDER OFFER
Definitions

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: January 10, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Financial Officer

Date: January 10, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

INSTRUMENTARIUM CORPORATION STOCK EXCHANGE RELEASE 02/03 January 10, 2003 at 9.00 p.m. 1(23)

GENERAL ELECTRIC ANNOUNCED THE LAUNCH OF ITS TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

General Electric Company has today made the following notification to Instrumentarium Corporation regarding its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation:

GENERAL ELECTRIC LAUNCHES THE TENDER OFFER TO ACQUIRE INSTRUMENTARIUM

On December 18, 2002 General Electric Company and Instrumentarium Corporation announced that the companies had entered into a definitive combination agreement pursuant to which GE, through its GE Medical Systems division, will acquire Instrumentarium. General Electric Finland Oy, a wholly owned Finnish subsidiary of GE, today announced its commencement of a tender offer to acquire all of the outstanding Instrumentarium shares, including all the American Depositary Shares, for EUR 40.00 per share payable in cash. The share offer price may be adjusted in accordance with the terms and conditions of the tender offer. The offer period for the tender offer commences on January 14, 2003 at 10 a.m. Finnish time and is initially expected to expire on April 11, 2003 at 5 p.m. Finnish time (10 a.m. New York City time). In accordance with the terms and conditions of the tender offer, the offer period may be extended or discontinued under certain circumstances.

The tender offer is also made for Instrumentarium’s 1998 option rights and 2001 option rights that have been granted to holders and that entitle holders to subscribe for shares in Instrumentarium. The option offer price is EUR 52.29 for each 1998A option right, EUR 56.65 for each 1998B option right, EUR 60.36 for each 1998C option right, EUR 45.46 for each 2001A option right, and EUR 36.92 for each 2001B option right.

The Board of Directors of Instrumentarium has decided to recommend the tender offer to the shareholders and option holders after evaluating the tender offer and receiving a written opinion, dated December 18, 2002, from Credit Suisse First Boston (Europe) Limited stating that, as of the date of the opinion, the tender offer consideration was fair, from a financial point of view, to the holders of Instrumentarium shares and options.

The Finnish Financial Supervision Authority today approved the tender offer document. The document will be available from January 14, 2003 onwards at the asset management branches of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, Pohjoisesplanadi 33 A, Helsinki, Finland, at HEX Gate, Fabianinkatu

14, Helsinki, Finland or via the Internet site www.nordeasecurities.com.

An English translation of the tender offer document and related materials will be distributed to holders of American Depositary Receipts, and furnished to the United States Securities and Exchange Commission, on January 14, 2003. Copies of such documents can be obtained for free, beginning January 14, 2003, from Morrow & Co., Inc., by calling toll-free from within the United States (800) 607-0088, or collect from outside the United States +1-212-754-8000.

The completion of the tender offer is subject to certain conditions including clearance of competition authorities and the condition that more than 80 percent of the outstanding shares in Instrumentarium shall have been validly tendered and not withdrawn. The terms and conditions of the tender offer are included in full in this release (Appendix 1).

Trading codes:
General Electric Company (NYSE: GE)
Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY)

THIS STOCK EXCHANGE RELEASE MUST NOT BE RELEASED OR DISTRIBUTED IN WHOLE OR IN PART IN OR INTO CANADA OR JAPAN.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES, AMERICAN DEPOSITARY RECEIPTS (“ADRs”) OR OPTIONS OF INSTRUMENTARIUM. BECAUSE THE TENDER OFFER DOCUMENT AND RELATED TENDER OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, SHAREHOLDERS, ADR HOLDERS AND OPTION HOLDERS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW BY ANY MEANS WHATSOEVER INCLUDING, WITHOUT LIMITATION, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE. TENDER OFFER MATERIALS MUST UNDER NO CIRCUMSTANCES BE DISTRIBUTED INTO CANADA OR JAPAN.

APPENDIX 1

TERMS AND CONDITIONS OF THE TENDER OFFER

The following sets forth the terms and conditions of the Tender Offer made pursuant to the Combination Agreement between Instrumentarium and GE, as such terms and conditions have been included in the Tender

Offer Document. Capitalized terms appearing in these terms and conditions of the Tender Offer that are not defined in these terms and conditions have been defined following these terms.

1	Object of the Tender Offer

Company Shares

Through the Tender Offer, the Offeror offers to acquire all the issued and outstanding Company Shares on the terms and subject to the conditions set forth below. The term “Company Shares” refers to the Shares and the ADSs evidenced by American Depositary Receipts (“ADR”) certificates. Each ADS represents one (1) Share.

The Company has undertaken to procure that neither it nor any of its Subsidiaries holding Company Shares shall tender any such Company Shares in the Tender Offer.

Company Options

Through the Tender Offer, the Offeror offers to acquire all Company Options on the terms and subject to the conditions set forth below.

Should holders of Company Options subscribe for new shares of the Company in accordance with the terms and conditions of such Company Options before the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, before the expiry of the extended or discontinued Offer Period, such holder may tender the new shares of the Company subscribed for by virtue of such Company Options in the Tender Offer after the new shares of the Company have been registered in the subscriber’s book-entry account.

The Board of Directors of the Company has by its resolution passed on December 18, 2002 amended the restrictions on the transfer of the 1998C Options, the 2001A Options and the 2001B Options to the extent that the relevant holders could tender such Company Options in the Tender Offer. The resolution by the Board of Directors does not otherwise change the terms and conditions of the Company Options, and holders of 1998C Options, 2001A Options and 2001B Options shall, pursuant to the decision by the Board of Directors of the Company, not have the right to transfer such Company Options before the commencement of the relevant subscription period otherwise than by tendering them in the Tender Offer.

Under the terms and conditions of the Company Options, should a holder of Company Options cease to be employed by or in the service of the Instrumentarium Group for any other reason than retirement or death, such holder shall without delay offer to the Company free of charge any Company Options for which the share subscription period under the terms and conditions of the Company Options had not begun at the last day of such holder’s employment. The amendments to the restrictions on the transfer of the relevant Company Options referred to above do not cover Company Options that, pursuant to their terms and conditions, have been or shall be offered to the Company free of charge prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, before the expiry of the extended or discontinued Offer Period, unless otherwise decided by the Company.

The Company has undertaken to procure that neither it nor any of its Subsidiaries holding options approved for issuance at the General Meetings of Shareholders of the Company on June 17, 1998 and March 26, 2001 shall tender any such options in the Tender Offer.

2	Share Offer Price and Option Offer Price

Share Offer Price

The Share Offer Price for each Company Share validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer is EUR 40.00 in cash. The Share Offer Price shall be adjusted as follows:

(i)   if the record date established for any dividend distribution approved at a Meeting of Shareholders of the Company (the “Record Date”) precedes the Settlement Date (as defined in section 2.8 below) and if the aggregate amount of such dividend exceeds EUR 0.70 per share (adjusted for any stock split or reclassification after the date of the Combination Agreement as permitted under the Combination Agreement), the Share Offer Price shall be reduced by the amount of such excess; or

(ii)   if the Settlement Date precedes the approval of dividend distribution by a Meeting of Shareholders or the Record Date or is the same date as the Record Date, the Share Offer Price shall be increased by EUR 0.70.

The Share Offer Price will be converted from euros into United States dollars prior to the distribution of payment for any ADSs as described below in section 2.8.

Option Offer Price

The Option Offer Price for each Company Option validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, is

(i)	EUR 52.29 in cash for each 1998A Option;

(ii)	EUR 56.65 in cash for each 1998B Option;

(iii)	EUR 60.36 in cash for each 1998C Option;

(iv)	EUR 45.46 in cash for each 2001A Option; and

(v)	EUR 36.92 in cash for each 2001B Option.

3	Conditions to Completion of the Tender Offer

The obligation of the Offeror to accept for payment the Company Shares and Company Options validly tendered and not properly withdrawn pursuant to the Tender Offer is subject to the satisfaction or, where permitted, waiver by the Offeror of the following conditions (the “Transaction Conditions”) on or prior to the date of execution of the sale and purchase of Shares and Company Options pursuant to the Tender Offer (the “Closing Date”):

(i)  (A)   Company Shares and Company Options having a value (as defined below) representing more than 80 per cent of the aggregate value (as defined below) shall have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, and

     (B)   more than 80 per cent of the Company Shares outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period (representing more than 80 per cent of the voting power) shall have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer ((A) and (B) together, the “Minimum Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, options and Company Shares held by the Company shall not be taken into consideration, assuming that the Company shall have complied with its obligations set forth in the Combination Agreement and described in section “Summary of the Combination Agreement — Company Held Shares and Options”. For purposes of this clause, “value” for each Company Share shall mean the Share Offer Price and “value” for each Company Option shall mean the Option Offer Price and “aggregate value” shall mean the sum of (x) the number of Company Shares outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period multiplied by the Share Offer Price and (y) the number of Company Options outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period in each category multiplied by the relevant Option Offer Price;

(ii)  (A)   The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been earlier terminated (and no action to enjoin or restrain the consummation of the Tender Offer, based on US competition law by the

US Department of Justice or Federal Trade Commission shall be pending and there shall not be in effect an agreement or commitment not to close the Tender Offer),

     (B)   the European Commission shall have issued a decision pursuant to Council Regulation (EEC) 4064/89, as amended, declaring the transactions contemplated by the Combination Agreement compatible with the common market (or compatibility being deemed under Article 10(6) Council Regulation (EEC) 4064/89, as amended),

     (C)   the applicable waiting period shall have expired or been waived and the Commissioner of the Canadian Competition Bureau shall have advised the Offeror that he does not intend to oppose the consummation of the transactions contemplated by the Combination Agreement or shall have issued an advance ruling certificate in respect of the transactions contemplated by the Combination Agreement pursuant to Section 102 of the Competition Act (Canada),

     (D)   the approvals of the other antitrust and merger control authorities in jurisdictions in which the approval of such authorities is required by law to be obtained prior to the consummation of the Tender Offer (the “Merger Control Authorities”) shall have been received and any applicable waiting periods shall have expired or have been terminated or waived (the expiration, termination or waiver of such waiting periods (and the absence of such action, agreement or commitment), the issuance of such decision, if applicable, the receipt of such advice or issuance of such certificate and the receipt of such approvals being collectively referred to as the “Competition Clearances”);

(iii)   The approvals of any supranational, national, federal, state, provincial, county or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (“Governmental Authorities”) other than the Merger Control Authorities or any other third party necessary for the consummation of the Tender Offer or the other transactions contemplated by the Combination Agreement shall have been received, except where the failure to obtain such approvals would not have a Material Adverse Effect* or, in the case of approvals of Governmental Authorities, would not expose either party to the Combination Agreement, or any of their respective officers or directors, to criminal liability or other sanctions by such Governmental Authorities;

(* “Material Adverse Effect” shall mean any event, change, effect or occurrence that, individually or together with any other event, change, effect or occurrence, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence, results in a diminution of enterprise value of the Company and its Subsidiaries taken as a whole in an amount in excess of EUR 300,000,000 in the aggregate.)

(iv)   No order shall have been issued by a court of competent jurisdiction or other Governmental Authority preventing the consummation of the Tender Offer or the other transactions contemplated by the Combination Agreement that remains in effect;

(v)   Since the date of the Combination Agreement, there shall not have occurred and be continuing as of the Closing Date any (A) Material Adverse Change**, (B) material breach or failure by the Company to perform or comply in any material respect with any material agreement or covenant required by the Combination Agreement to be performed or complied with by it prior to the Closing Date, or (C) force majeure event that prevents or suspends payment of the Share Offer Price and the Option Offer Price; provided that the End Date (as defined in section “Summary of the Combination Agreement — Termination of the Combination Agreement — Grounds for Termination”) shall be extended for such period of time that payment is so prevented or suspended;

(** “Material Adverse Change” shall mean any event, change, effect or occurrence since the date of the Combination Agreement that, individually or together with any other event, change, effect or occurrence since the date of the Combination Agreement, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence results in a diminution of enterprise value of the Company and its Subsidiaries, taken as a whole, in an amount in excess of EUR 300,000,000 in the aggregate.)

(vi)   The representations and warranties of the Company contained in the Combination Agreement shall be true and correct as though made on or as of the date of the Combination Agreement and on or as of the Closing Date (except that representations and warranties that address matters only as of a specified date shall have been true and correct as of such date) except where failure to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in individual representations and warranties) would not have a Material Adverse Effect; and

(vii)   The Combination Agreement shall not have been terminated in accordance with its terms.

The Offeror reserves the right to waive any of the Transaction Conditions that have not been satisfied, except with respect to the Minimum Condition. The Offeror may reduce the Minimum Condition to, but not to less than, two-thirds (2/3) of the total number of Company Shares outstanding at the expiry of the Offer Period, or if the Offer

Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period plus one Company Share. Subject to the immediately preceding sentence, the Offeror shall not otherwise have the right to waive the Minimum Condition.

The Offeror shall terminate the Tender Offer if the Combination Agreement has been terminated in accordance with its terms.

At the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, at the expiry of the extended or discontinued Offer Period, if all Transaction Conditions are satisfied or, where permitted, waived by the Offeror, the Offeror shall complete the Tender Offer and shall acquire and pay for all Company Shares and Company Options that have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer.

4	Offer Period

The Offer Period commences on January 14, 2003 at 10 a.m. (Finnish time) and expires on April 11, 2003 at 5 p.m. (Finnish time, 10 a.m. New York City time), unless the Offer Period is extended or discontinued as set forth below. The initial Offer Period shall not be discontinued as set forth below prior the expiry of twenty (20) Finnish Banking Days***.

(*** “Finnish Banking Day” shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in Finland.)

The Offeror shall extend the Offer Period for a period of time to be defined later until the Transaction Conditions have been satisfied or waived in accordance with the terms and conditions of the Tender Offer provided, however, that the Transaction Conditions have not been satisfied due to a particular obstacle referred to in the FSA’s statement K/44/2002/PMO****. In such case, the Offeror shall extend the Offer Period until such obstacles have been removed and the parties have had a reasonable time to respond to the situation. The Offeror shall, however, terminate the Tender Offer if the Combination Agreement has been terminated in accordance with its terms. The Offeror reserves the right to extend the Offer Period for one or more additional periods by giving notice thereof no later than on the fourth (4th) Finnish Banking Day after the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, on the fourth (4th) Finnish Banking Day after the expiry of the extended or discontinued Offer Period. If the Offeror extends the Offer Period, the Offer Period will expire on the date and time to which the Offeror extends the Offer Period unless the Offer Period is discontinued or extended in accordance with the terms and conditions of the Tender Offer.

(**** Pursuant to its statement K/44/2002/PMO, the FSA is of the opinion that the maximum duration of an offer period (including possible extensions thereof) is three (3) months. However, should there be particular obstacles to the completion of a tender offer within the said period of time, such as pending competition clearances, the offeror may, pursuant to such statement, extend the offer period until such obstacles have been removed and the parties have had a reasonable time to respond to the situation.)

The Offeror shall discontinue the initial or extended Offer Period should all Transaction Conditions be satisfied or, where permitted, waived before the expiry of the initial or extended Offer Period. Should the Offeror discontinue the initial or extended Offer Period, the Offeror will announce its decision thereon as soon as possible after such decision has been made and in any case at least seven (7) Finnish Banking Days before the date on which the Offer Period expires as a result of such decision to discontinue the initial or extended Offer Period. If the Offeror discontinues the initial or extended Offer Period, the initial or extended Offer Period will expire at such earlier date and time indicated in the announcement made by the Offeror. However, the Offeror shall extend the Offer Period in accordance with the preceding paragraph of this section 2.4 if the Minimum Condition (the Offeror will not have confirmed information on the satisfaction of the Minimum Condition at the time of the decision to discontinue the Offer Period) or any other Transaction Condition is not satisfied at the expiry of the discontinued Offer Period or, where appropriate, waived by the Offeror, however only to the extent that the Offeror was not aware of the Transaction Conditions not being satisfied at the time of the decision to discontinue the Offer Period.

5	Acceptance Procedure of the Tender Offer

The Offeror has retained Nordea Securities and/or any nominee of Nordea Securities to carry out the sale and purchase of Shares and Company Options in connection with the Tender Offer. The Offeror has retained The Bank of New York to act as tender agent in the United States (the “U.S. Tender Agent”) in connection with the tender of ADSs subject to the Tender Offer in the United States.

Shares

The book-entry account operators and asset managers will send a notification of the Tender Offer, including instructions and the relevant acceptance form, to their customers who are shareholders in the Company if so agreed between the account operator or the asset manager and the shareholder or otherwise. The acceptance forms are also available from the asset management branches of Nordea Bank and via the Internet site www.nordeasecurities.com.

A shareholder in the Company who is directly registered in the shareholders’ register of the Company as shareholders and who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to the account operator or asset manager managing the shareholder’s book-entry account in accordance with their instructions or, in the case that such account operator or asset manager does not accept acceptance forms, to an asset management branch of Nordea Bank. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended or discontinued, during such extended or discontinued Offer Period, however, always in accordance with the instructions of the relevant account operator or asset manager. The method of delivery of acceptance forms is at the shareholder’s option and risk and the delivery will be deemed made only when actually received by such account operator or asset manager.

By accepting the Tender Offer, the shareholders of the Company authorize Nordea Securities as the arranger of the Tender Offer or any nominee of Nordea Securities and/or the account operator or the asset manager managing the shareholder’s book-entry account to sell the Shares to the Offeror pursuant to the terms and conditions of the Tender Offer.

A shareholder may accept the Tender Offer only in relation to all of its Shares registered on one book-entry account and, subject to the right to withdraw such Shares at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period in accordance with the terms and conditions of the Tender Offer, unconditionally. Any partial or conditional tender of such Shares may be rejected by the Offeror.

A shareholder in the Company whose shareholdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee’s instructions.

Pledged Shares may only be tendered with the consent of the relevant pledgee.

A shareholder that has validly accepted the Tender Offer and that has not properly withdrawn its acceptance in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of its Shares tendered. A transfer restriction in respect of the Shares will be registered in the relevant book-entry account after the shareholder has submitted the acceptance for the Tender Offer. If the Tender Offer is terminated or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Shares in the relevant book-entry account will be removed as soon as possible and on or about three (3) Finnish Banking Days following the announcement that the Tender Offer will be terminated or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

Shares that have not been transferred into the book-entry system

In order to tender Shares that have not been transferred to the book-entry system, the relevant holder shall, prior to tendering such Shares, transfer them to the book-entry system through Nordea Bank or another account operator or asset manager. The holder of such Shares must in this context convey the share certificates evidencing such Shares and present evidence of title to such Shares.

ADSs

The Company has made available its shareholders’ register and security position listings to the Offeror and has caused J.P. Morgan Chase & Co., the ADS depositary of the Company, to provide the Offeror with the list of record holders for the ADSs and security position listings for the purpose of disseminating this Tender Offer Document to the holders of ADSs. This Tender Offer Document and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”), and the other relevant materials will be mailed to the holders of ADSs and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on such lists of holders of ADSs or, if applicable, who are listed as participants in a clearing agent’s security position listing, for subsequent transmittal to beneficial owners of ADSs.

Procedures for Accepting the Tender Offer

Holders of ADSs evidenced by ADR certificates shall deliver to the U.S. Tender Agent a properly completed and duly executed ADS Letter of Transmittal, with all applicable signature guarantees from an eligible guarantor institution, together with the ADR certificates evidencing the ADSs specified on the face of the ADS Letter of Transmittal, prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

Shareholders in the Company who hold ADSs in a brokerage account shall instruct their broker, dealer, commercial bank, trust company or other entity through which such ADSs are held to arrange for the Depository Trust Company (“DTC”) participant holding the ADSs in its DTC account to tender the ADSs in the Tender Offer to the DTC account of the U.S. Tender Agent, together with an agent’s message acknowledging that the tendering participant has received and agrees to be bound by the ADS Letter of Transmittal, prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

A shareholder may accept the Tender Offer only in relation to all of its ADSs and unconditionally, subject to the right to withdraw such ADSs at any time prior to the expiry of the Offer Period or, if the

Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period, in accordance with the terms and conditions of the Tender Offer. Any partial or conditional tender of such ADSs may be rejected by the Offeror. All ADSs delivered to the U.S. Tender Agent will be deemed to have been tendered unless otherwise indicated.

Tendered ADSs will be held in an account controlled by the U.S. Tender Agent, and consequently the holder of such ADSs will not be able to sell, assign, transfer or otherwise dispose of such securities (until the ADSs have been returned if the Tender Offer is terminated or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer).

ADS Letters of Transmittal properly completed and duly executed, together with the corresponding ADR certificates, must, subject to the guaranteed delivery procedure described below, in order to be accepted in the Tender Offer be received by the U.S. Tender Agent during the Offer Period or, if the Offer Period has been extended or discontinued, during the extended or discontinued Offer Period. The method of delivery of ADS Letters of Transmittal and ADR certificates is at the holder’s option and risk and the delivery will be deemed made only when actually received by the U.S. Tender Agent. The Offeror shall request that the U.S. Tender Agent return the ADSs to the holders thereof (or in the case of ADSs tendered by book-entry transfer, credit such ADSs to the appropriate accounts) as promptly as possible after the U.S. Tender Agent shall have received notice of a withdrawal or the Offeror terminates the Tender Offer.

Guaranteed Delivery

If the ADSs are not immediately available or time will not permit all required documents to reach the U.S. Tender Agent prior to the expiry of the Offer Period or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period or the procedure for book-entry transfer cannot be completed on a timely basis, the ADSs may nevertheless be tendered in the Tender Offer if all of the following conditions are satisfied:

(i)   the tender is made by or through an eligible institution; and

(ii)   a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided to holders of ADSs with this Tender Offer Document, is received by the U.S. Tender Agent as provided below prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period; and

(iii)   ADSs in proper form for transfer, together with, in the case of ADSs evidenced by ADR certificates, properly completed and duly executed ADS letters of transmittal (or copies thereof), together with any required signature guarantees or, in the case of a book-entry transfer, a book-entry confirmation along with an agent’s message and any other documents, are received by the U.S. Tender Agent within three (3) Nasdaq trading days after the date of execution of the notice of guaranteed delivery.

Any notice of guaranteed delivery may be delivered by hand, by facsimile transmission or by mail to the U.S. Tender Agent and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. In the case of ADSs held through the book-entry transfer system of DTC, the notice of guaranteed delivery must be delivered to the U.S. Tender Agent by a DTC participant by means of the DTC book-entry transfer confirmation system.

Acceptance of Tender Offer and Representations by Holder of ADSs

The tender of ADSs pursuant to any one of the procedures described above will constitute the tendering holder’s acceptance of the Tender Offer, as well as the tendering holder’s representation and warranty that (a) such holder owns the ADSs being tendered, and (b) such holder has full power and authority to tender and assign the ADSs tendered, as specified in the ADS Letter of Transmittal.

Company Options

The book-entry account operators and asset managers will send a notification of the Tender Offer, including instructions and the relevant acceptance form, to their customers who are holders of Company 1998 Options if so agreed between the account operator or the asset manager and the holder of Company 1998 Options. The acceptance forms are also available from the asset management branches of Nordea Bank and via the Internet site www.nordeasecurities.com.

A book-entry holder of Company 1998 Options who is directly registered in the register of option holders and who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to the account operator or asset manager managing the option holder’s book-entry account in accordance with their instructions or, in the case that such account operator or asset manager does not accept acceptance forms, to an asset management branch of Nordea Bank. A holder of Company 2001 Options who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to an asset management branch of Nordea Bank. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended or discontinued, during such extended or discontinued Offer Period, however, always in accordance with the instructions of the relevant account operator or asset manager. The method of delivery of acceptance form is at the option holder’s option and risk and the delivery will be deemed made only when actually received by such account operator or asset manager.

By accepting the Tender Offer, an option holder authorizes Nordea Securities as the arranger of the Tender Offer or any nominee of Nordea Securities and/or, where applicable, the account operator or asset manager managing the option holder’s book-entry account to sell the Company Options to the Offeror pursuant to the terms and conditions of the Tender Offer.

A holder of Company Options may accept the Tender Offer only in relation to all of its Company Options belonging to the same series of options and, where applicable, registered on one book-entry account and, subject to the right to withdraw such Company Options at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period in accordance with the terms and conditions of the Tender Offer, unconditionally. Any partial or conditional tender of such Company Options may be rejected by the Offeror.

A holder of Company 1998 Options whose holdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee’s instructions.

Pledged Company Options may only be tendered with the consent of the relevant pledgee.

Option holders that have validly accepted the Tender Offer and that have not properly withdrawn their acceptances in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of their Company Options tendered. A transfer restriction in respect of the Company 1998 Options will be registered in the relevant book-entry account after the option holder has submitted the acceptance for the Tender Offer. If the Tender Offer is terminated or if the tender is properly withdrawn by an option holder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Company 1998 Options in the relevant book-entry account will be removed as soon as possible and on or about three (3) Finnish Banking Days following the announcement that the Tender Offer will be terminated or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

Validity of the tender for securities

The Offeror reserves the right to reject any and all tender of Company Shares or Company Options that it determines are not in proper form or the acceptance of which may be unlawful in any jurisdiction. No tender of Company Shares or Company Options will be deemed to have been validly made until all defects and irregularities in tenders of such securities have been cured or waived. Neither the Offeror, the U.S. Tender Agent, Nordea Bank or any other book-entry account operator or asset manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of Company Shares or Company Options nor will any of them incur any liability for failure to give any such notification.

6	Withdrawal Rights

Company Shares and Company Options validly tendered in accordance with the terms and conditions of the Tender Offer may be withdrawn at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. After the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period, holders of Company Shares and Company Options have no withdrawal rights.

Withdrawn Company Shares and Company Options may be re-tendered by following the acceptance procedures described in section 2.5 above prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

The account operator or asset manager managing the relevant book-entry account or the nominee may charge a fee for withdrawals in accordance with the agreement between the shareholder or the option holder and the relevant account operator, asset manager or nominee, respectively.

For the withdrawal to be effective the procedures described below must be followed:

Shares

A shareholder in the Company who is directly registered in the shareholders’ register of the Company as shareholders shall submit a proper and duly executed notice of withdrawal to the same account operator or asset manager to whom the acceptance form with respect to Shares was submitted in accordance with the said account operator’s or asset manager’s instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. The notice of withdrawal may be submitted only in relation to all of the Shares tendered by a shareholder registered on one book-entry account.

A shareholder in the Company whose shareholding is registered in the name of a nominee shall instruct the nominee to submit a written notice to the account operator or asset manager managing the nominee’s book-entry account in accordance with their instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

ADSs

If the ADSs have been tendered to the U.S. Tender Agent by means of delivery of an ADS Letter of Transmittal, together with the corresponding ADR certificates, the tender of ADSs may be withdrawn by delivering to the U.S. Tender Agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (unless the notice of withdrawal related to a tender made for the account of an eligible guarantor institution), for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

If the ADSs have been tendered to the U.S. Tender Agent by means of the book-entry confirmation procedures of DTC, the tender of ADSs may be withdrawn by instructing the broker, dealer, commercial bank, trust company or other entity through which the ADSs were tendered to deliver a notice of withdrawal to the U.S. Tender Agent by means of an agent’s message transmitted through the book-entry confirmation facilities of DTC, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

Company Options

A holder of Company 1998 Options who is directly registered in the register of option holders shall submit a properly completed and duly executed notice of withdrawal to the same account operator or asset manager to whom the acceptance form with respect to Company Options was submitted in accordance with the said account operator’s or asset manager’s instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. A holder of Company 2001 Options who is directly registered in the register of option holders shall submit a properly completed and duly executed notice of withdrawal to an asset management branch of Nordea Bank, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. The notice of withdrawal may be submitted only in relation to all of the Company Options tendered by an option holder belonging to same series of options and, where applicable, registered on one book-entry account.

A holder of Company 1998 Options whose holding is registered in the name of a nominee shall instruct the nominee to submit a written notice to the account operator or asset manager managing the nominee’s book-entry account in accordance with their instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

Validity of the withdrawal

No withdrawal of tendered Company Shares or Company Options will be deemed to have been properly made until all defects and irregularities in the withdrawals of such tenders have been cured or waived. Neither the Offeror, U.S. Tender Agent, Nordea Bank or any other book-entry account operator or asset manager nor any other person will be under any duty to give notification of any defects or irregularities in the withdrawal of a tender of Company Shares or Company Options nor will any of them incur any liability for failure to give any such notification. The notices of withdrawal shall be made in accordance with the instructions of the book-entry account operators or asset managers or, where applicable, based on a method of delivery at the holder’s option and risk. Delivery will be deemed made only when actually received by the relevant recipient.

7	Announcement of the Result of the Tender Offer

The Offeror will announce the result of the Tender Offer on or about the fourth (4th) Business Day***** following the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, after the expiry of the extended or discontinued Offer Period. Such announcement will confirm (i) the percentage of outstanding Company Shares and Company Options that have been validly tendered and not properly withdrawn and (ii) whether the Tender Offer will be completed or the Offer Period extended. The announcement of a decision to discontinue the initial or extended Offer Period has been described in section 2.4 above.

(***** “Business Day” shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in the City of New York, New York, United States of America or Finland.)

If the Tender Offer is terminated in accordance with the terms and conditions of the Tender Offer, the Offeror will make an announcement thereof as promptly as possible after the Tender Offer has been terminated.

8	Terms of Payment and Settlement

Shares and Company Options

The sale and purchase of the Shares and the Company Options validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer will be executed on the Closing Date, which shall be no later than seven (7) Finnish Banking Days after the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, after the expiry of the extended or discontinued Offer Period. The sale and purchase of the Shares and, where applicable, of the Company Options will take place on the Helsinki Exchanges if permitted by the rules of the Helsinki Exchanges.

Settlement will be effected on the third (3rd) Finnish Banking Day following the Closing Date (the “Settlement Date”). The payment of the Share Offer Price and the Option Offer Price will be deposited into the bank accounts connected to the shareholder’s or option holder’s book-entry account or, in the case of shareholders and option holders whose holdings are registered in the name of a nominee and the holders of the Company 2001 Options, into the bank account specified in the acceptance form on or about the third (3rd) Finnish Banking Day following the Closing Date. If the bank account of a tendering shareholder or option holder is with a different banking institution than such holder’s book-entry account, receipt of the Share Offer Price or Option Offer Price may be delayed by up to approximately two (2) Finnish Banking Days, in accordance with the schedule of money transactions between banking institutions.

The Offeror reserves the right to postpone the payment of the Share Offer Price or the Option Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

ADSs

Upon the terms and subject to the conditions of the Tender Offer, the Offeror will accept for payment ADSs validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, on the Closing Date. For purposes of the Tender Offer, the Offeror shall be deemed to have accepted for payment tendered ADSs if and when the Offeror gives written notice to the U.S. Tender Agent of its acceptance of the tenders of such ADSs.

Payment for ADSs accepted for payment pursuant to the Tender Offer will be made by deposit of the Share Offer Price with the U.S. Tender Agent, which will act as agent for the Offeror for transmitting such payments to tendering holders of ADSs on the Settlement Date or, if the Settlement Date is not a U.S. Banking Day******, on the U.S. Banking Day immediately following the Settlement Date (the “U.S. Settlement Date”).

(****** “U.S. Banking Day” shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in the City of New York City, New York or United States of America.)

The Offeror will arrange for the conversion, without charge to holders of ADSs, of the Share Offer Price from euros into United States dollars at the spot rate available in New York City on the day that is two (2) U.S. Banking days before the U.S. Settlement Date.

Accordingly, the actual amount of United States dollars received as payment for each ADS validly tendered and not properly withdrawn will depend on the exchange rate prevailing on the U.S. Banking Day on which funds are exchanged by the Offeror. Holders of ADSs may contact the U.S. Information agent to inquire as to the estimated number of United States dollars to be received in the Tender Offer, and, upon deposit of the Share Offer Price with the U.S. Tender Agent, the rate at which the exchange from euros to United States dollars was effected. On the U.S. Settlement Date, the U.S. Tender Agent will distribute payment in United States dollars to holders of ADSs who have validly tendered and not properly withdrawn their ADSs.

In all cases, payment for ADSs accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the U.S. Tender Agent of either (a) (1) a properly completed and duly executed ADS Letter of Transmittal and all other required documents and (2) ADR certificates evidencing such tendered ADSs or (b) an agent’s message confirming the transfer of such tendered ADSs into the U.S. Tender Agent account on the book-entry system. Under no circumstances will interest be paid by the Offeror on the purchase price paid for ADSs pursuant to the Tender Offer regardless of any delay in making such payments or extension of the expiration date.

If any tendered ADSs are not purchased pursuant to the Tender Offer for any reason in accordance with the terms and conditions of the Tender Offer, certificates for such unpurchased ADSs will be returned (or, in the case of ADSs tendered by book-entry transfer, such ADSs will be credited to the appropriate account), without expense to the tendering holder, promptly following the expiration or termination of the Tender Offer.

Backup Withholding

Under the “backup withholding” provisions of United States federal income tax law, the U.S. Tender Agent may be required to withhold 30 per cent of the amount of any payments pursuant to the Tender Offer. In order to prevent backup federal income tax withholding with respect to payments of the Tender Offer price to certain holders of ADSs for ADSs purchased pursuant to the Tender Offer, each holder must provide the U.S. Tender Agent with its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing the Substitute Form W-9 in the ADS Letter of Transmittal. Certain holders of ADSs (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the holder and payment of cash to the holder pursuant to the Tender Offer may be subject to backup withholding. All United States holders of ADSs surrendering ADSs should complete and sign the Substitute Form W-9 included in the ADS Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign holders of ADSs should complete and sign a Form W-8BEN (a copy of which may be obtained from the U.S. Tender Agent) in order to avoid backup withholding. See Instructions 8 and 9 of the ADS Letter of Transmittal.

9	Transfer of Ownership

Title to the Company Shares and the Company Options validly tendered and not properly withdrawn in the Tender Offer will pass to the Offeror against the payment of the Share Offer Price or the Option Offer Price by the Offeror to the tendering shareholder or option holder, provided, however, that the right to dividend shall be determined based on the rules of the Finnish Central Securities Depositary Ltd.

10	Transfer Tax and Other Payments

The Offeror will be responsible for Finnish transfer tax, if any, payable on the sale and purchase of the Company Shares and the Company Options.

The following fees charged by book-entry account operators, asset managers, nominees or any other person shall be borne by each shareholder and option holder: (i) fees charged for transferring Shares to the book-entry system (in respect of Shares that have not been transferred to the book-entry system), (ii) fees charged for registering the release from pledges or other possible restrictions preventing a sale of the relevant Shares or Company Options and (iii) fees related to a withdrawal of the tender by a shareholder or an option holder in accordance with section 2.6 above. Notwithstanding the previous sentence, in the event that the Tender Offer is terminated, the Offeror shall be responsible for any fees relating to the release of the transfer restrictions concerning Shares and Company 1998 Options. The Offeror shall also be responsible for other customary fees relating to (i) book-entry registrations required for purposes of the Tender Offer, (ii) sales and purchases of the Company Shares and the Company Options under the Tender Offer or (iii) payment of the Share Offer Price or the Option Offer Price.

11	Waiver of Certain Transaction Conditions

According to Chapter 6, Section 5 of the SMA, if a tender offer is conditional upon the acquisition of a minimum portion of ownership or voting rights of the target company, and those conditions are subsequently waived, any security holder that has accepted the tender offer may, within one month after the publication of the result of the tender offer, withdraw securities so tendered if the offeror does not achieve such minimum portion of ownership or voting rights. The right to withdraw in the event of a waiver of such condition to the tender offer does not exist, however, if the offeror undertakes, in the event that the offeror purchases any additional securities that were the object of the tender offer or sells any tendered securities within one year from the end of the tender offer period, to pay such tendering security holder the difference, if any, between the price paid or received in connection with the subsequent purchase or sale, as the case may be, and the price paid for securities in connection with the tender offer.

In accordance with the above provisions, the Offeror hereby undertakes, in the event that the Offeror reduces the Minimum Condition (to the extent it is permitted to do so pursuant to section 2.3 above) and completes the Tender Offer even though the initial Minimum Condition has not been satisfied, to inform holders of Company Shares and Company Options who have accepted the Tender Offer in the event that the Offeror, during the period between April 11, 2003 and April 11, 2004 or, if the Offer Period has been extended or discontinued, within one year after the expiry of the extended or discontinued Offer Period, purchases or sells any Company Shares or Company Options at a higher price than that paid for the securities tendered in the Tender Offer and to pay the difference between such higher price and the price of the securities tendered in the Tender Offer to such security holders that have accepted the Tender Offer. As a consequence, the security holders that have accepted the Tender Offer may, pursuant to Chapter 6, Section 5 of the SMA, not withdraw their acceptance of the Tender Offer. Should the Offeror terminate the Tender Offer, this undertaking by the Offeror shall be automatically extinguished.

12	Other Issues

The Offeror shall decide on all other issues relating to the Tender Offer in a manner consistent with the Combination Agreement. A summary of the Combination Agreement is included in section 3 below.

The Tender Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law and the Tender Offer Document and related acceptance forms may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law by any means whatsoever including, without limitation, mail, facsimile transmission, e-mail or telephone. The Tender Offer Document must under no circumstances be distributed into Canada or Japan.

Definitions

“Offeror” = General Electric Finland Oy

“Tender Offer” = Public tender offer by General Electric Finland Oy for the Company Shares and Company Options

“Company” or “Instrumentarium” = Instrumentarium Corporation

“Shares” = Shares of the Company

“ADSs” = American Depositary Shares representing the Shares

“Company Shares” = ADSs together with the Shares

“GE” = General Electric Company

“Share Offer Price” = Price payable for each Company Share validly tendered and not properly withdrawn

“1998A Options” = Options of the Company’s 1998 A option series, that have been granted to holders and that entitle holders to subscribe for shares of the Company

“1998B Options” = Options of the Company’s 1998 B option series, that have been granted to holders and that entitle holders to subscribe for shares of the Company

“1998C Options” = Options of the Company’s 1998 C option series, that have been granted to holders and that entitle holders to subscribe for shares of the Company

“2001A Options” = Options of the Company’s 2001 A option series, that have been granted to holders and that entitle holders to subscribe for shares of the Company

“2001B Options” = Options of the Company’s 2001 B option series that have been granted to holders and that entitle holders to subscribe for shares of the Company

“Company Options” = 1998A Options, 1998B Options, 1998C Options, 2001A Options and 2001B Options collectively

“Option Offer Price” = Price payable for each 1998A Option, 1998B Option, 1998C Option, 2001A Option ja 2001B Option validly tendered and not properly withdrawn

“Offer Period” = Period of the Tender Offer commencing on January 14, 2003 at 10 a.m. and ending on April 11, 2003 at 5 p.m., unless it is extended or discontinued

“Tender Offer Document” = Tender offer document dated January 10, 2003 and prepared by General Electric Finland Oy in connection with the Tender Offer

“Combination Agreement” = Combination agreement entered into by GE and the Company on December 18, 2002

“Nordea Pankki” = Nordea Bank Finland Plc

“Nordea Securities” = Nordea Securities Corporate Finance Oy

“Helsingin Pörssi” = Helsinki Securities and Derivatives Exchange, Clearing House Ltd.

“Subsidiaries” = Subsidiaries of Instrumentarium

“Instrumentarium Group” = Subsidiaries together with Instrumentarium

“U.S. Information Agent” = Morrow & Co., Inc.

“FSA” = Finnish Financial Supervision Authority

“SMA” = Finnish Securities Market Act (495/1989, as amended)

INSTRUMENTARIUM CORPORATION

Olli Riikkala	Matti Salmivuori

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Mr Juhani Lassila, Group Treasurer, tel. +358 10 394 3422
Ms Ritva Sotamaa, General Counsel, tel. +358 10 394 2005